

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
737 N. Fifth Street, Suite 200
Richmond, VA 23219

>   **Re: Aditxt, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 14, 2024**
>   **File No. 333-276588**

Dear Amro Albanna:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any reference to a prior comment is to the comment in our February 15, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Investments, page F-12

1.   We note your disclosure that you appear to have purchased equity investments in the amount of $22,711,211, which corresponds to an investment in Evofem on your balance sheet. Please provide us your analysis of accounting for this investment under the cost method and how you concluded that you do not exercise significant influence over Evofem such that financial statements pursuant to Rule 3-09 of Regulation S-X would be required. In addition, please confirm you continue to believe the acquisition of Evofem is not probable such that financial statements and pro forma information are not required under Rule 3-05 and Article 11 of Regulation S-X.

       Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean F. Reid, Esq.